

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via E-mail</u>
Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

> **Re:** **AMCOL International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-14447**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Segment Reviews, page 32

Minerals and Metals Segment, page 32

1.   We note that you refer to changes in selling prices and increase in volume led by demand for new chromite products as factors that contributed to material changes in revenues for metalcasting products over the reported periods. To enhance an investor's understanding of your business, your discussion should provide a quantified description of the increases in net sales or revenues that are attributable to each of the factors and events you identified to the extent practicable. In future filings, please revise the discussion of

segment operations for each period presented to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Environmental Segment, page 34

2.   We note your disclosure that the building materials product line generated significant increase in revenue due to the launch of new products and improvement in the distribution network in foreign markets. In future filings, please revise your discussion of segment results for each period presented to provide a quantified description of the increases in net sales or revenues that are attributable to each of the factors and events you identified to the extent practicable. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining